AH
3/23/2004

SO 3/22/04

SECURITI 04017381 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51321

MAR 22 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCHON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3216 N. THIRD ST.
(No. and Street)

PHOENIX, AZ 85012
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CEDRIC WADE 602 222-5757
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE & COOPER, LLC
(Name — *if individual, state last, first, middle name*)

2700 N. CENTRAL AVE., 9th Fl.; PHOENIX, AZ 85004
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cedric M. Wade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archon Securities, LLC, as of February 27th, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO/CCO

Title

Notary Public 2-27-04

JENNIFER A.R. EMMETT
Notary Public - Arizona
Maricopa County
My Commission Expires
July 28, 2006

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCHON SECURITIES, LLC

FINANCIAL STATEMENTS

For The Year Ended
December 31, 2003

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

INDEPENDENT AUDITORS' REPORT

To The Members of
Archon Securities, LLC

We have audited the accompanying statement of financial condition of Archon Securities, LLC (A Limited Liability Company) as of December 31, 2003, and the related statements of operations and members' equity, cash flows, and changes in subordinated borrowings for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archon Securities, LLC as of December 31, 2003, and results of its operations, changes in members' equity, cash flows and changes in subordinated borrowings for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple & Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
February 27, 2004

ARCHON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents (Note 1)	$ 22,370
Total Assets	$ 22,370

LIABILITIES AND MEMBERS' EQUITY

Total liabilities	$ -
Members' equity	22,370
Total Liabilities and Members' Equity	$ 22,370

The Accompanying Notes are an Integral Part
of the Financial Statements

ARCHON SECURITIES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 786,170
Expenses:	
Commissions	670,638
Pension expense	50,000
Professional fees	10,997
Client reimbursement	553
Other operating expenses	9,230
Total Expenses	741,418
Net Income	44,752
Beginning Members' Equity	18,091
Distributions	(40,473)
Ending Members' Equity	$ 22,370

The Accompanying Notes are an Integral Part
of the Financial Statements

ARCHON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net Income	$	44,752
Changes in Assets and Liabilities:		
Accounts receivable		1,024
Accrued commissions to related party		(1,024)
Net cash provided by operating activities		44,752
Cash flows from financing activities:		
Members' equity distribution		(40,473)
Net cash used by financing activities		(40,473)
Net decrease in cash and cash equivalents		4,279
Cash and cash equivalents at beginning of year		18,091
Cash and cash equivalents at end of year	$	22,370
Supplemental disclosure of cash flow information:		
Interest paid	$	-

The Accompanying Notes are an Integral Part
of the Financial Statements

ARCHON SECURITIES, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated borrowings at December 31, 2002	$ -
Changes	-
Subordinated borrowings at December 31, 2003	$ -

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Archon Securities, LLC was organized under the laws of the State of Arizona on July 20, 1998. On May 11, 1999, the Company received a license from the National Association of Securities Dealers, Inc. (NASD) to operate as a broker-dealer of marketable securities. The Company provides securities broker-dealer services, as an introducing broker, to its clientele, primarily in the Phoenix metropolitan area. The Company has an agreement with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record-keeping functions.

The latest date on which the limited liability company is to dissolve is December 31, 2023.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States.

Pervasiveness of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash and Cash Equivalents:

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Accounts Receivable:

The Company follows the allowance method of recognizing uncollectible accounts receivable. An allowance is established based upon a review of individual accounts receivable, as well as the Company's prior collection history. As of December 31, 2003 all accounts receivable are deemed to be fully collectible.

Income Taxes:

For financial accounting and tax reporting purposes the Company, as a limited liability company, follows the flow-through method of income tax reporting. Therefore, the Company does not report any income tax expense.

Note 2
Concentration of Credit Risk

Operations:

The Company is engaged in various trading and brokerage activities with counter-parties that primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 3
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), requiring (1) the maintenance of a minimum amount of net capital and, (2) that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $22,370, which was $17,370 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1 as of December 31, 2003.

Note 4
Employee Benefit Plan

The Company maintains a defined benefit retirement plan (the "Plan") covering substantially all of its full-time employees. Participants accrue a benefit each year equal to 2.35% of their annual compensation (maximum of 28 years accrual). The Plan is a single employer plan. Plan assets are invested in corporate debt and equity securities. The Company contributes to the Plan an amount sufficient to meet Employee Retirement Income Security Act ("ERISA") funding standards. The following table sets forth the status of the Plan as of December 31, 2003.

	Pension Benefits
Pension benefit obligation at December 31, 2002	$ 447,458
Fair value of plan assets at December 31, 2003	613,514
Excess of benefit obligation over plan assets	$ 166,056
Accrued benefit cost	$ 50,000
Discount rate on the benefit obligation	5.25%
Rate of expected return on plan assets	5.25%
Rate of employee compensation increase	-
Pension expense	$ 50,000
Company contributions	50,000
Benefits paid	-

SUPPLEMENTAL INFORMATION

SCHEDULE I

ARCHON SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital	
Total members' equity	$ 22,370
Minimum Net Capital Requirement	$ 5,000
Amount in Excess of Minimum Net Capital	$ 17,370
Ratio: Aggregate Indebtedness To Net Capital	0

Reconciliation with Company's Computation:
No material differences exist with the Company's computation

SCHEDULE II

ARCHON SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A.	Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A.	Number of items	-

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

Supplemental Disclosure

To The Members of
Archon Securities, LLC

In planning and performing our audit of the financial statements of Archon Securities, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(ii) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Semple & Cooper, LLP

Semple & Cooper, LLP
Phoenix, Arizona

February 27, 2004